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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 5)*


                      RADA ELECTRONIC INDUSTRIES LIMITED
         -------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, Par Value NIS .002 Per Share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   750115305
                   -----------------------------------------
                                 (CUSIP Number)

                                Robert T. Burke
                             Mandel Buder & Verges
                              101 Vallejo Street
                            San Francisco, CA 94111

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                    June 15 and 16, 1999 and July 15, 1999
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 750115305              SCHEDULE 13D            PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Horsham Enterprises Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                               [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,675
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,188,225

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,697,675

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.4%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


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     This Amendment amends Items 4, 5, 6 and 7 of the Statement on Schedule
13D filed by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"), on June 12, 1997, as amended by a Schedule 13D ("A-1") filed on June 18, 1997, a Schedule 13D ("A-2") filed on July 30, 1997, a Schedule 13D ("A-3") filed on August 14, 1997, and a Schedule 13D ("A-4") filed on December 5, 1997 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below .

ITEM 4: PURPOSE OF TRANSACTION
        ----------------------

     Item 4 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     Although Horsham's primary reason for acquiring and holding its Ordinary Shares has been and remains to make a profit on its investment, and while Horsham has no specific plans or proposals that relate to or would result in any of the events described in subsections (a) through (c) and (e) through (j) of
Item 4, Horsham, as a major shareholder of Rada, is in a position to exert influence over Rada's corporate strategy and the decisions made by Rada's management. In addition, Horsham has taken certain actions not ordinarily taken by purely passive investors. Horsham has hired a United States attorney to provide strategic recommendations to Rada, on Horsham's behalf, in Rada's dealings with United States defense contractors and other U.S. companies who may provide a market for Rada's products. Horsham has provided, and intends to continue to provide, Rada with advice and assistance in locating companies that are seen as potential customers of Rada.

     Regarding the Shareholders' Agreement previously reported, Horsham has been informed that one of the other parties to the agreement was terminated from the executive position he held with Rada and is now involved in litigation with Rada regarding the termination. It is possible that this person has disposed of all or some of his Ordinary Shares. Until Horsham has confirmed any disposition by such party of his shares in Rada, Horsham will continue to report the number of shares it has the shared power to vote in Item 5(a) below on the assumption that such party continues to own the number of shares previously reported.

     On July 15, 1999, at the request of management of Rada, Horsham wrote a letter to Rada, which Horsham understood would be presented to Rada's auditors in connection with their review of Rada's 1998 financial statements. By such letter, a copy of which is attached hereto as an Exhibit, Horsham indicated that it was prepared to give favorable consideration to further investing in Rada, in light of the circumstances then existing; however, the letter stated that it was not intended to indicate that Horsham would be obligated to make an investment under all circumstances. A similar letter was sent to Rada on the same date by Howard P.L. Yeung, a fifty percent shareholder of Horsham.

     As previously reported, Horsham has two representatives on Rada's board of directors, Adrian Berg and Roy K. C. Chan. Mr. Berg is also acting as a financial consultant to Rada and as such has assisted, and intends to continue to assist, Rada in developing fundraising plans.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) Horsham directly owns 2,089,215 Ordinary Shares, representing approximately 9.7% of the outstanding Ordinary Shares. In addition, pursuant to the Share Option Agreement described in Item 6 below, Horsham has the right to acquire 99,010 additional Ordinary Shares. If Horsham were to exercise such right, it would own a total of 2,188,225 Ordinary Shares, which would represent approximately 10.1% of the outstanding Ordinary Shares. In addition, as a consequence of the Shareholders' Agreement previously disclosed, Horsham has the shared

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power to vote or direct the voting of an additional 509,450 Ordinary Shares (see discussion of Shareholders' Agreement in Item 4 above). Consequently, Horsham has the shared power to vote or direct the voting of 2,697,675 Ordinary Shares (assuming full exercise of its right under the Share Option Agreement), representing approximately 12.4% of the outstanding Ordinary Shares. These percentages are based on 16,328,000 Ordinary Shares issued and outstanding as of December 31, 1998, according to Rada's Form 20-F dated July 15, 1999, in addition to the issuance of 3,400,000 Ordinary Shares in March of 1999, and the issuance of 1,848,000 Ordinary Shares as partial payment for outstanding debt in June of 1999, for a total of 21,576,000 issued and outstanding Ordinary Shares as of the date hereof, to the best knowledge and belief of Horsham (any percentages shown above that assume the full exercise of Horsham's right under the Share Option Agreement include the number of shares acquired thereby in the total number of Ordinary Shares outstanding).

     (b) If Horsham were to exercise its right under the Share Option Agreement, it would have the shared power to vote and the sole power to dispose of the Ordinary Shares acquired thereby (see discussion of Shareholders' Agreement in Item 4 above).

     (c) On June 15 and June 16, 1999, Horsham disposed of 26,500 Ordinary Shares in open market broker's transactions at an average per share price of approximately $1.37.

     (d)  No amendment.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------  ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------
     Item 6 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     As previously disclosed, Horsham and Rada are parties to a joint venture involving the sale of certain Rada products in the United States and the Far East. The name of the joint venture is New Reef Holdings Limited, a British Virgin Islands company ("New Reef"). Horsham has invested $375,000 (US) for equity in New Reef represented by Class "A" Shares (the "Shares"). In addition, Horsham has loaned $1.1 million (US) to New Reef, which debt is represented by
1.1 million shares of loan stock (the "Loan Stock"). Rada and Horsham are also parties to that certain Share Option Agreement and Share Call Option Exit Agreement, giving Horsham the right to exchange its Shares in New Reef for Ordinary Shares of Rada or to be paid in cash for such Shares in the event that any required Rada shareholder approval of the exchange is not obtainable. Horsham's right under the Share Option Agreement is exercisable at any time during the seven-year period following October 11, 1996. Horsham may exercise its right under the Share Option Agreement only with respect to all of the Shares. Upon exercise of such right, Horsham would obtain that number of Ordinary Shares that would be purchased by $375,000 (US) at a per share price of $3.7875 (US) (the average closing price of the Ordinary Shares for the ten working days prior to the date of the joint venture agreement). Rada and Horsham are also parties to that certain Loan Stock Option Agreement and Loan Stock Call Option Exit Agreement, giving Horsham the right to exchange its Loan Stock for Ordinary Shares of Rada or to be paid in cash in the event that any required Rada shareholder approval of the exchange is not obtainable. This right is exercisable at any time during the seven-year period following October 11, 1996, provided that the market value of the Ordinary Shares at the time of exercise equals or exceeds $5.00 (US). (So long as the market value of the Ordinary Shares is less than $5.00 (US), this right is not exercisable.) The number of Ordinary Shares Horsham would acquire upon

                                       2
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exercise of its right under the Loan Stock Option Agreement would be equal to the number of shares purchased by $1.1 million (US) plus any accrued interest and expenses outstanding in respect of the Loan Stock, at a per share price to be determined by a formula set forth in the Loan Stock Option Agreement.

Item 6 is also amended by incorporating by reference the discussion of the Shareholders' Agreement in Item 4 above.

ITEM 7: EXHIBITS
------  --------

     Item 7 of the Schedule 13D is amended to disclose the following:

      5.    Letter to Rada dated July 15, 1999;
      6.    Share Option Agreement;
      7.    Share Call Option Exit Agreement;
      8.    Loan Stock Option Agreement;
      9.    Loan Stock Call Option Exit Agreement;
      10.   Deed of Amendment of Share Option Agreement; and
      11.   Deed of Amendment of Loan Stock Option Agreement.

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SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1999



HORSHAM ENTERPRISES, LTD.


        /s/ Roy K. C. Chan
--------------------------------------
By:  Roy K. C. Chan, Managing Director

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Exhibit Index
-------------

Exhibit 5   Letter to Rada dated July 15, 1999
Exhibit 6   Share Option Agreement
Exhibit 7   Share Call Option Exit Agreement
Exhibit 8   Loan Stock Option Agreement
Exhibit 9   Loan Stock Call Option Exit Agreement
Exhibit 10  Deed of Amendment of Share Option Agreement
Exhibit 11  Deed of Amendment of Loan Stock Option Agreement